SHANGRI-LA ASIA LIMITED

*(incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司

RECEIVED

2007 SEP 17 P 1:15

SUPPL

11 September 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

**BY COURIER**

07026532

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 10 September 2007 which we released to The Stock Exchange of Hong Kong Limited on 10 September 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr King Ho

E:\Lucy\S'La Hotels (Malaysia) Berhad\Overseas Regulatory Ann\Ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 10 September 2007 released to Bursa Malaysia announcements (the "Announcements") in relation to (i) Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965; (ii) Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965; and (iii) Change in Boardroom of SHMB. The Announcements are attached for information purposes only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

*Executive Directors*
Mr. Kuok Khoon Loong, Edward *(Chairman)*
Mr. Lui Man Shing *(Deputy Chairman)*
Mr. Giovanni Angelini
Mr. Ng Si Fong, Alan

*Non-Executive Directors*
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Lee Yong Sun
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

*Independent Non-Executive Directors*
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 10 September 2007

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT. 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **STANDARD CHARTERED PRIVATE EQUITY LIMITED** |
| Address | : | **20/F Henley Building<br>5 Queen's Road Central<br>Hong Kong** |
| NRIC/Passport No/Company No. | : | **214691** |
| Nationality/Country of incorporation | : | **Hong Kong** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |

Name & address of registered holder

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **Purchased from Landmarks Berhad by means of a Direct Business Transaction on Bursa Malaysia** |
| Nature of interest | : | **Direct** |
| Price Transacted (RM) | : | |
| **Total no of securities after change:** | | |
| Direct (units) | : | **86,000,000** |
| Direct (%) | : | **19.55** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT. 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **STANDARD CHARTERED ASIA LIMITED** |
| Address | : | **21/F, Standard Chartered Tower<br>388 Kwun Tong Road<br>Kwun Tong, Kowloon<br>Hong Kong** |
| NRIC/Passport No/Company No. | : | **46855** |
| Nationality/Country of incorporation | : | **Hong Kong** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Name & address of registered holder | | |

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **Standard Chartered Asia Limited is deemed to be interested in Shangri-La Hotels (Malaysia) Berhad through its interest in Standard Chartered Private Equity Limited** |
| Nature of interest | : | **Indirect** |
| Price Transacted (RM) | : | |

**Total no of securities after change:**

| | | |
|---|---|---|
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **86,000,000** |
| Indirect/deemed interest (%) | : | **19.55** |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT. 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **STANDARD CHARTERED MB HOLDINGS B.V.** |
| Address | : | **1 Aldermanbury Square<br>London EC2V 7SB** |
| NRIC/Passport No/Company No. | : | **FC024088** |
| Nationality/Country of incorporation | : | **Netherlands** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Name & address of registered holder | | |

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **Standard Chartered MB Holdings B.V. is deemed interested in Shangri-La Hotels (Malaysia) Berhad through its deemed interest in Standard Chartered Private Equity Limited** |
| Nature of interest | : | **Indirect** |
| Price Transacted (RM) | : | |
| **Total no of securities after change:** | | |
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **86,000,000** |
| Indirect/deemed interest (%) | : | **19.55** |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT. 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **STANDARD CHARTERED HOLDINGS (INTERNATIONAL) B.V.** |
| Address | : | **1 Aldermanbury Square<br>London EC2V 7SB** |
| NRIC/Passport No/Company No. | : | FC024089 |
| Nationality/Country of incorporation | : | **Netherlands** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |

Name & address of registered holder

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **Standard Chartered Holdings (International) B.V. is deemed interested in Shangri-La Hotels (Malaysia) Berhad through its deemed interest in Standard Chartered Private Equity Limited** |
| Nature of interest | : | **Indirect** |
| Price Transacted (RM) | : | |

**Total no of securities after change:**

| | | |
|---|---|---|
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **86,000,000** |
| Indirect/deemed interest (%) | : | **19.55** |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT. 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **SCMB OVERSEAS LIMITED** |
| Address | : | **1 Aldermanbury Square<br>London EC2V 7SB** |
| NRIC/Passport No/Company No. | : | **1764223** |
| Nationality/Country of incorporation | : | **United Kingdom** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Name & address of registered holder | | |

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **SCMB Overseas Limited is deemed interested in Shangri-La Hotels (Malaysia) Berhad through its deemed interest in Standard Chartered Private Equity Limited** |
| Nature of interest | : | **Indirect** |
| Price Transacted (RM) | : | |
| **Total no of securities after change:** | | |
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **86,000,000** |
| Indirect/deemed interest (%) | : | **19.55** |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT. 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **STANDARD CHARTERED BANK** |
| Address | : | **1 Aldermanbury Square<br>London EC2V 7SB** |
| NRIC/Passport No/Company No. | : | **ZC18** |
| Nationality/Country of incorporation | : | **United Kingdom** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Name & address of registered holder | | |

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **Standard Chartered Bank is deemed interested in Shangri-La Hotels (Malaysia) Berhad through its deemed interest in Standard Chartered Private Equity Limited** |
| Nature of interest | : | **Indirect** |
| Price Transacted (RM) | : | |

**Total no of securities after change:**

| | | |
|---|---|---|
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **86,000,000** |
| Indirect/deemed interest (%) | : | **19.55** |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT, 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **STANDARD CHARTERED HOLDINGS LIMITED** |
| Address | : | **1 Aldermanbury Square<br>London EC2V 7SB** |
| NRIC/Passport No/Company No. | : | **2426156** |
| Nationality/Country of incorporation | : | **United Kingdom** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Name & address of registered holder | | |

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **Standard Chartered Holdings Limited is deemed interested in Shangri-La Hotels (Malaysia) Berhad through its deemed interest in Standard Chartered Private Equity Limited** |
| Nature of interest | : | **Indirect** |
| Price Transacted (RM) | : | |
| **Total no of securities after change:** | | |
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **86,000,000** |
| Indirect/deemed interest (%) | : | **19.55** |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT. 1965

**Particulars of Substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **STANDARD CHARTERED PLC** |
| Address | : | **1 Aldermanbury Square<br>London EC2V 7SB** |
| NRIC/Passport No/Company No. | : | **966425** |
| Nationality/Country of incorporation | : | **United Kingdom** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |

Name & address of registered holder

**STANDARD CHARTERED PRIVATE EQUITY LIMITED**
**20/F Henley Building**
**5 Queen's Road Central**
**Hong Kong**

**Date interest acquired & no of securities acquired**

| | | |
|---|---|---|
| Date interest acquired | : | **05/09/2007** |
| No of securities | : | **86,000,000** |
| Circumstances by reason of which Securities Holder has interest | : | **Standard Chartered Plc is deemed interested in Shangri-La Hotels (Malaysia) Berhad through its deemed interest in Standard Chartered Private Equity Limited** |
| Nature of interest | : | **Indirect** |
| Price Transacted (RM) | : | |

**Total no of securities after change:**

| | | |
|---|---|---|
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **86,000,000** |
| Indirect/deemed interest (%) | : | **19.55** |
| Date of notice | : | **05/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **IKATAN PERKASA SDN BHD** |
| Address | : | **20th Floor, Menara Haw Par<br>Jalan Sultan Ismail<br>50250 Kuala Lumpur** |
| NRIC/Passport No/Company No. | : | **215404-H** |
| Nationality/Country of incorporation | : | **Malaysia** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Date of cessation | : | **05/09/2007** |
| Name & address of registered holder | | |

**Maybban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
**34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | **95,824,752** |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | **Disposal by way of Direct Business Transaction by Ikatan Perkasa Sdn Bhd, wholly owned subsidiary of Landmarks Berhad, of its entire shareholdings in Shangri-La Hotels (Malaysia) Berhad** |
| Nature of interest | : | **Direct** |
| Date of notice | : | **10/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | LANDMARKS BERHAD |
| Address | : | 20th Floor, Menara Haw Par<br>Jalan Sultan Ismail<br>50250 Kuala Lumpur |
| NRIC/Passport No/Company No. | : | 185202-H |
| Nationality/Country of incorporation | : | Malaysia |
| Descriptions(Class & nominal value) | : | Ordinary shares of RM1.00 each |
| Date of cessation | : | 05/09/2007 |

Name & address of registered holder

1. **Mayban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

2. **Mayban Trustees Berhad for Fokus Asas Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

3. **Fokus Asas Sdn Bhd**
   **20th Floor, Menara Haw Par, Jalan Sultan Ismail, 50250 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | 117,124,012 |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | Disposal by way of Direct Business Transaction by Ikatan Perkasa Sdn Bhd and Fokus Asas Sdn Bhd, wholly owned subsidiaries of Landmarks Berhad, of their entire shareholdings in Shangri-La Hotels (Malaysia) Berhad |
| Nature of interest | : | Indirect |
| Date of notice | : | 10/09/2007 |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **ZIMULIA SDN BHD** |
| Address | : | **Wisma Goshen, 2nd Floor<br>60 & 62, Jalan SS 22/21<br>Damansara Jaya, 47400<br>Petaling Jaya, Selangor Darul Ehsan** |
| NRIC/Passport No/Company No. | : | **652606-X** |
| Nationality/Country of incorporation | : | **Malaysia** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Date of cessation | : | **05/09/2007** |
| Name & address of registered holder | | |

1. **Mayban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

2. **Mayban Trustees Berhad for Fokus Asas Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

3. **Fokus Asas Sdn Bhd**
   **20th Floor, Menara Haw Par, Jalan Sultan Ismail, 50250 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | **117,124,012** |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | **Disposal by way of Direct Business Transaction by Ikatan Perkasa Sdn Bhd and Fokus Asas Sdn Bhd, wholly owned subsidiaries of Landmarks Berhad, of their entire shareholdings in Shangri-La Hotels (Malaysia) Berhad** |
| Nature of interest | : | **Indirect** |
| Date of notice | : | **10/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **NORTH SYMPHONY SDN BHD** |
| Address | : | **Level 14, Uptown 1<br>No.1, Jalan SS 21/58<br>Damansara Uptown<br>47400 Petaling Jaya<br>Selangor Darul Ehsan** |
| NRIC/Passport No/Company No. | : | **729939-H** |
| Nationality/Country of incorporation | : | **Malaysia** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Date of cessation | : | **05/09/2007** |

Name & address of registered holder

1. **Mayban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

2. **Mayban Trustees Berhad for Fokus Asas Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

3. **Fokus Asas Sdn Bhd**
   **20th Floor, Menara Haw Par, Jalan Sultan Ismail, 50250 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | **117,124,012** |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | **Disposal by way of Direct Business Transaction by Ikatan Perkasa Sdn Bhd and Fokus Asas Sdn Bhd, wholly owned subsidiaries of Landmarks Berhad, of their entire shareholdings in Shangri-La Hotels (Malaysia) Berhad** |
| Nature of interest | : | **Indirect** |
| Date of notice | : | **10/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **LEE TUCK FOOK** |
| Address | : | **LG 01, Block F, Riana Green<br>Jalan Tropical Utara<br>47410 Petaling Jaya<br>Selangor Darul Ehsan** |
| NRIC/Passport No/Company No. | : | **540601-04-5333** |
| Nationality/Country of incorporation | : | **Malaysian** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Date of cessation | : | **05/09/2007** |
| Name & address of registered holder | | |

1. **Mayban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

2. **Mayban Trustees Berhad for Fokus Asas Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

3. **Fokus Asas Sdn Bhd**
   **20th Floor, Menara Haw Par, Jalan Sultan Ismail, 50250 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | **117,124,012** |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | **Disposal by way of Direct Business Transaction by Ikatan Perkasa Sdn Bhd and Fokus Asas Sdn Bhd, wholly owned subsidiaries of Landmarks Berhad, of their entire shareholdings in Shangri-La Hotels (Malaysia) Berhad** |
| Nature of interest | : | **Indirect** |
| Date of notice | : | **10/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **DATUK ZAKARIA BIN ABDUL HAMID** |
| Address | : | **Lot 2331, Taman Hillview<br>Ulu Kelang, 68000 Ampang<br>Selangor Darul Ehsan** |
| NRIC/Passport No/Company No. | : | **440118-06-5053** |
| Nationality/Country of incorporation | : | **Malaysian** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Date of cessation | : | **05/09/2007** |
| Name & address of registered holder | | |

1. **Mayban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

2. **Mayban Trustees Berhad for Fokus Asas Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

3. **Fokus Asas Sdn Bhd**
   **20th Floor, Menara Haw Par, Jalan Sultan Ismail, 50250 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | **117,124,012** |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | **Disposal by way of Direct Business Transaction by Ikatan Perkasa Sdn Bhd and Fokus Asas Sdn Bhd, wholly owned subsidiaries of Landmarks Berhad, of their entire shareholdings in Shangri-La Hotels (Malaysia) Berhad** |
| Nature of interest | : | **Indirect** |
| Date of notice | : | **10/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **PHOENIX SPECTRUM SDN BHD** |
| Address | : | **24th Floor, Wisma Genting<br>Jalan Sultan Ismail<br>50250 Kuala Lumpur** |
| NRIC/Passport No/Company No. | : | **743552-T** |
| Nationality/Country of incorporation | : | **Malaysia** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Date of cessation | : | **05/09/2007** |
| Name & address of registered holder | | |

1. **Mayban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

2. **Mayban Trustees Berhad for Fokus Asas Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

3. **Fokus Asas Sdn Bhd**
   **20th Floor, Menara Haw Par, Jalan Sultan Ismail, 50250 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | **117,124,012** |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | **Disposal by Landmarks Berhad ("Landmarks") of its entire shareholdings in Shangri-La Hotels (Malaysia) Berhad ("SHMB") by way of Direct Business Transaction resulting in Phoenix Spectrum Sdn Bhd being a substantial shareholder of Landmarks ceasing to have indirect interest in SHMB** |
| Nature of interest | : | **Indirect** |
| Date of notice | : | **07/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT. 1965

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| Name | : | **GENTING BERHAD** |
| Address | : | **24th Floor, Wisma Genting<br>Jalan Sultan Ismail<br>50250 Kuala Lumpur** |
| NRIC/Passport No/Company No. | : | **7916-A** |
| Nationality/Country of incorporation | : | **Malaysia** |
| Descriptions(Class & nominal value) | : | **Ordinary shares of RM1.00 each** |
| Date of cessation | : | **05/09/2007** |
| Name & address of registered holder | | |

1. **Mayban Trustees Berhad for Ikatan Perkasa Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

2. **Mayban Trustees Berhad for Fokus Asas Sdn Bhd**
   **34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur**

3. **Fokus Asas Sdn Bhd**
   **20th Floor, Menara Haw Par, Jalan Sultan Ismail, 50250 Kuala Lumpur**

| | | |
|---|---|---|
| Number of securities disposed | : | **117,124,012** |
| Price Transacted (RM) | : | |
| Circumstances by reason of which a person ceases to be a substantial Securities Holder | : | **Disposal by Landmarks Berhad ("Landmarks") of its entire shareholdings in Shangri-La Hotels (Malaysia) Berhad ("SHMB") by way of Direct Business Transaction resulting in Phoenix Spectrum Sdn Bhd, a wholly-owned subsidiary of Genting Berhad, being a substantial shareholder of Landmarks ceasing to have indirect interest in SHMB** |
| Nature of interest | : | **Indirect** |
| Date of notice | : | **07/09/2007** |
| Remarks | | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## CHANGE IN BOARDROOM

Change in Boardroom

| | | |
|---|---|---|
| Date of change | : | **10/09/2007** |
| Type of change | : | **Resignation** |
| Designation | : | **Director** |
| Directorate | : | **Non Independent & Non Executive** |
| Name | : | **TEO YEE YEN GABRIEL** |
| Age | : | **41** |
| Nationality | : | **Singaporean** |
| Qualifications | : | **1. Bachelor's degree in Business Administration from the National University of Singapore<br>2. Chartered Financial Analyst (CFA)** |
| Working experience and occupation | : | **He was attached to the Singapore Ministry of Defence (1985-1996). He has previously worked with IBJ Merchant Bank (S) Ltd, the Government of Singapore Investment Corporation and UOB Kay Hian Pte Ltd. He is currently the Executive Director of Landmarks Berhad.** |
| Directorship of public companies (if any) | : | **Landmarks Berhad** |
| Family relationship with any director and/or major shareholder of the listed issuer | : | **Nil** |
| Details of any interest in the securities of the listed issuer or its subsidiaries | : | **Nil** |
| Remarks | : | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## CHANGE IN BOARDROOM

Change in Boardroom

| | | |
|---|---|---|
| Date of change | : | **10/09/2007** |
| Type of change | : | **Resignation** |
| Designation | : | **Director** |
| Directorate | : | **Non Independent & Non Executive** |
| Name | : | **DATO' HJ AYOUB BIN DATO' HJ ISMAIL** |
| Age | : | **62** |
| Nationality | : | **Malaysian** |
| Qualifications | : | **Multi-disciplinary in Electronics and the Print Media Communications** |
| Working experience and occupation | : | **He joined the Straits Times Malaysia as a consultant in 1971 and thereafter was appointed as Group Managing Director of the Fleet Group, Publishing Operations (1976-1982). He was a pioneer member of the FINAS Board (1979-1994).** |
| Directorship of public companies (if any) | : | **Nil** |
| Family relationship with any director and/or major shareholder of the listed issuer | : | **Nil** |
| Details of any interest in the securities of the listed issuer or its subsidiaries | : | **Nil** |
| Remarks | : | |

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## CHANGE IN BOARDROOM

Change in Boardroom

| | | |
|---|---|---|
| Date of change | : | **10/09/2007** |
| Type of change | : | **Cessation** |
| Designation | : | **Alternate Director** |
| Directorate | : | **Non Independent & Non Executive** |
| Name | : | **SULIP R. MENON** |
| Age | : | **43** |
| Nationality | : | **Malaysian** |
| Qualifications | : | **1. Degree in Law from the University of London, is a Barrister-at-Law of the Honourable Society of Lincoln's Inn<br>2. Holds an eMBA from the Asian Institute of Management, Manila** |
| Working experience and occupation | : | **Began his career as a Legal Assistant with Messrs Zaid Ibrahim & Co and later joined the legal department of Peremba (Malaysia) Sdn Bhd as its Assistant Manager, Legal. He moved to Landmarks Berhad in 1996 and has held the positions of Group Legal Adviser/General Manager before assuming his current position as the Chief Operating Officer of Landmarks Berhad.** |
| Directorship of public companies (if any) | : | **Nil** |
| Family relationship with any director and/or major shareholder of the listed issuer | : | **Nil** |
| Details of any interest in the securities of the listed issuer or its subsidiaries | : | **Nil** |
| Remarks | : | |

SHANGRI-LA ASIA LIMITED
*(incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司

RECEIVED
2007 SEP 17 P 1:2?

11 September 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

**BY COURIER**

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of our Company's two announcements which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encls.

c.c. JP Morgan
- Mr. King Ho

*E\ww\SL Asia\Ltr_rights issue.doc.3*

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

**US$200,000,000**
**ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2009**
**(THE "CONVERTIBLE BONDS")**
**(Stock Code: 02574)**

**ISSUED BY**

**SHANGRI-LA FINANCE LIMITED**
*(Incorporated in the British Virgin Islands with limited liability)*
**CONVERTIBLE INTO SHARES OF, AND GUARANTEED BY**

SHANGRI-LA ASIA LIMITED
*(Incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
**(Stock Code: 00069)**

# PROPOSED RIGHTS ISSUE OF NOT LESS THAN 287,237,361 RIGHTS SHARES AND NOT MORE THAN 290,066,238 RIGHTS SHARES OF HK$1.00 EACH IN THE PROPORTION OF 1 RIGHTS SHARE FOR EVERY 9 SHARES HELD ON THE RECORD DATE AT HK$18.00 PER RIGHTS SHARE PAYABLE IN FULL ON ACCEPTANCE

## NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

## ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE BONDS

Reference is made to the notice of Shangri-La Asia Limited (the "**Company**") to the holders of the Convertible Bonds dated 26 July 2007 (the "**Notice**"). Unless otherwise stated, terms defined in the Notice shall have the same meanings when used herein.

**NOTICE IS HEREBY GIVEN** that, pursuant to the terms and conditions of the Bonds Terms, no adjustment to the Conversion Price (which is currently set at HK$9.25 per Share (effective from 14 April 2004)) will be required upon completion of the Rights Issue. Accordingly, the number of Shares falling to be issued upon full conversion of the outstanding US$3,000,000 Convertible Bonds as at the date hereof remains unchanged at 2,529,729 Shares.

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 11 September 2007

*As at the date hereof, the board of directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.*

* *For identification purposes only*

# SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

**(Stock Code: 00069)**

## RESULTS OF THE RIGHTS ISSUE

***Financial Advisor to the Company***

**JPMorgan**

The Board announces that valid acceptances and excess applications have been received for a total of 286,761,196 Rights Shares as at 4:00 p.m. (Hong Kong time) on 5 September 2007 (being the latest time for acceptance of Rights Shares as well as application for excess Rights Shares for Qualifying Shareholders), comprising (i) 383 valid acceptances of provisional allotments in respect of 222,063,649 Rights Shares made under the Rights Issue; and (ii) 928 valid excess applications for 64,697,547 Rights Shares. The aggregate number of Rights Shares accepted and excess Rights Shares applied for represents approximately 99.68% of the total number of 287,686,945 Rights Shares available for subscription under the Rights Issue on the Record Date. The Rights Issue became unconditional at 4:00 p.m. (Hong Kong time) on Monday, 10 September 2007.

Share certificates for all fully-paid Rights Shares are expected to be posted on or about Wednesday, 12 September 2007 to Qualifying Shareholders who are not CDP Depositors and who have accepted and, where applicable, successfully applied for excess Rights Shares and paid for the Rights Shares by ordinary post, at their own risk. CDP Depositors who have accepted and, where applicable, successfully applied for excess Rights Shares and paid for the Rights Shares, can expect to have their respective securities accounts with CDP credited with the Rights Shares on or about Monday, 17 September 2007. It is expected that dealings in the Rights Shares in their fully-paid form on the Hong Kong Stock Exchange and on the SGX-ST will commence on Friday, 14 September 2007 and Tuesday, 18 September 2007, respectively.

Reference is made to the prospectus of Shangri-La Asia Limited dated 15 August 2007 (the "**Prospectus**") in relation to the Rights Issue of not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares of HK$1.00 each in the proportion of 1 Rights Share for every 9 Shares held on the Record Date at HK$18.00 per Rights Share payable in full on acceptance. Capitalised terms used in this announcement shall have the same meanings as those defined in the Prospectus unless the context herein requires otherwise.

## RESULTS OF THE RIGHTS ISSUE

The Board announces that valid acceptances and excess applications have been received for a total of 286,761,196 Rights Shares as at 4:00 p.m. (Hong Kong time) on 5 September 2007 (being the latest time for acceptance of Rights Shares as well as application for excess Rights Shares), comprising (i) 383 valid acceptances of provisional allotments in respect of 222,063,649 Rights Shares made under the Rights Issue (representing approximately 77.19% of the total number of Rights Shares available for subscription under the Rights Issue), including acceptances of 149,779,588 Rights Shares by the Kuok Group Companies pursuant to the Irrevocable Undertaking, representing approximately 52.06% of the total number of Rights Shares available for subscription under the Rights Issue (owing to rounding, the aggregate number of Rights Shares subscribed pursuant to the Irrevocable Undertaking is 149,779,588, and not 149,779,591 as previously disclosed); and (ii) 928 valid excess applications for 64,697,547 Rights Shares (representing approximately 22.49% of the total number of Rights Shares available for subscription under the Rights Issue). The aggregate number of Rights Shares accepted and excess Rights Shares applied for represents approximately 99.68% of the total number of 287,686,945 Rights Shares available for subscription under the Rights Issue on the Record Date. All conditions set out in the Underwriting Agreement have been fully satisfied and the Rights Issue became unconditional at 4:00 p.m. (Hong Kong time) on 10 September 2007. Pursuant to the Underwriting Agreement, the Underwriters shall subscribe for any underwritten Rights Shares that have not been validly accepted or subscribed for by way of application for excess Rights Shares (the "**Untaken Shares**"). In light of the small amount of Untaken Shares involved, namely 925,749 Rights Shares (representing approximately 0.32% of the total Rights Shares available for subscription under the Rights Issue), the Company and the Underwriters agreed that all the Untaken Shares be taken up by one of the Underwriters, namely Ban Thong Company Limited.

All the Rights Shares to which the Excluded Overseas Shareholders (who are not CDP Depositors) would otherwise have been entitled and the Rights Shares arising from the aggregation of fractional entitlements to the Rights Shares have been sold in the market after dealings in the nil-paid Rights Shares commence on the Hong Kong Stock Exchange. The proceeds of such sales, less expenses, will be paid pro rata to the relevant Excluded Overseas Shareholders in Hong Kong dollars if such Excluded Overseas Shareholders are entitled to HK$100 or more. The Company will retain individual amounts of less than HK$100 for its own benefit. It is expected that cheques for such proceeds of sales will be despatched to the Excluded Overseas Shareholders who are entitled thereto at their own risk on or before Wednesday, 12 September 2007.

As at 24 August 2007 (being the last day of dealings in the nil-paid Rights Shares on the SGX-ST), none of the Rights Shares to which the Excluded Overseas Shareholders (who are CDP Depositors) would otherwise have been entitled and the Rights Shares arising from the aggregation of fractional entitlements to the Rights Shares were sold on the SGX-ST.

The shareholding structure of the Company immediately before and upon completion of the Rights Issue is as follows:

| | Immediately before completion of the Rights Issue | | Immediately after completion of the Rights Issue | |
|---|---|---|---|---|
| | *No. of Shares '000* | *%* | *No. of Shares '000* | *%* |
| (1) The Underwriters | 104,814 | 4.048 | 117,386 | 4.080 |
| (2) The Kuok Group Companies (other than (1) above) | 1,243,202 | 48.009 | 1,401,336 | 48.705 |
| (3) Other members of the Kuok Group (other than (1), (2) above and those members of the Kuok Group included in (4) below) | 117,666 | 4.544 | 129,445 | 4.499 |
| (4) Directors of the Company and its subsidiaries | 148,771 | 5.745 | 166,350 | 5.782 |
| (5) Public | 975,053 | 37.654 | 1,062,675 | 36.934 |
| Total | 2,589,506 | 100.000 | 2,877,192 | 100.000 |

The Company confirms that it is able to satisfy the public float requirement under the Listing Rules upon completion of the Rights Issue.

## EXCESS APPLICATION

The Board has resolved that it is fair and equitable to accept all valid excess applications for an aggregate of 64,697,547 Rights Shares and to allot such amount of Rights Shares to the applicants for excess Rights Shares.

## GENERAL

Share certificates for all fully-paid Rights Shares are expected to be posted on or about Wednesday, 12 September 2007 to Qualifying Shareholders who are not CDP Depositors and who have accepted and, where applicable, successfully applied for excess Rights Shares and paid for the Rights Shares by ordinary post, at their own risk. CDP Depositors who have accepted and, where applicable, successfully applied for excess Rights Shares and paid for the Rights Shares, can expect to have their respective securities accounts with CDP credited with the Rights Shares on or about Monday, 17 September 2007.

In the case of Qualifying Shareholders who are CDP Depositors, where any acceptance for Rights Shares and/or excess application is invalid, the amount paid on acceptance and/or excess application will be refunded to such CDP Depositors without interest or any share of revenue or other benefit arising therefrom by:

(a) ordinary post by means of a crossed cheque drawn on a bank in Hong Kong (where the acceptance and/or excess application is through CDP), on or about Tuesday, 18 September 2007, at their own risk, to their mailing addresses in Singapore, Hong Kong, Malaysia, the People's Republic of China, New Zealand and Brunei Darussalam as maintained with CDP; or

(b) crediting their bank accounts with the relevant Participating Banks (where acceptance and/or excess application is through electronic application) on or about Tuesday, 18 September 2007, at their own risk, the receipt by such bank being a good discharge to the Company and CDP of their obligations.

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 11 September 2007

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-executive Directors.

* *For identification purpose only*



END